

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 10, 2007

Mr. Donald R. Breivogel, Jr.
Senior Vice President and Chief Financial Officer
American General Finance, Inc.
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **American General Finance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 2-82985**

Dear Mr. Breivogel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director